April 21, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Mail Stop 3010

Attn.:	Tom Kluck, Legal Branch Chief

	Re:	Florham Consulting Corp.
Amendment No. 2 to Preliminary Information Statement on
Schedule 14C
Supplemental Response
File No. 000-52634
Filed March 16, 2010

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Commission”) to the Preliminary Information Statement on Schedule 14C of Florham Consulting Corp. (the “Company”) by letter dated March 29, 2010 to Mr. Joseph J. Bianco, the Company’s Chairman and Chief Executive Officer, and have set forth below the Company’s responses.  The responses correspond to the numbered items in the Commission’s letter.  For your convenience, we have also inserted each of your comments above the corresponding response.

General
1.	Comment:

We note your response to comment 1 of our letter dated February 24, 2010.  In response to our comment, you state that shareholder approval of the Reverse Merger was not required under the laws of the State of Delaware.  Please provide a legal analysis that includes citations to the statutory provisions you are relying on to support this statement.

Response:

Pursuant to the Agreement and Plan of Merger dated as of December 16, 2009 (the "Merger Agreement"), EII Acquisition Corp. ("Mergerco"), a wholly-owned subsidiary of Florham Consulting Corp. (the "Company"), was merged with and into Educational Investors, Inc., a private Delaware corporation ("EII"), with EII as the surviving corporation of the merger (the "Merger").  The stockholders of EII were issued stock in the Company upon conversion of their shares in the Merger.  This type of merger is referred to as a "reverse triangular merger."  Although the Company was a party to the Merger Agreement and required to issue stock pursuant to its terms, only EII and Mergerco, each as a corporation merging with or into another corporation, were "constituent corporations" to the Merger under the General Corporation Law of the State of Delaware (the "DGCL").  As summarized by a noted Delaware law treatise:

The "constituent corporations" are those corporations that are the actual corporations merging or consolidating.  The term does not include, for example, the parent or other affiliates of one of the merging or consolidating corporations even though the parent may have signed the merger agreement and its stock may constitute the merger consideration.

1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations and Business Organizations, §9.2 (3rd ed. 2009 Supp.)   Accordingly, the Company, as the parent corporation to Mergerco, was not a "constituent corporation" in the Merger.

It is well settled under Delaware law that only the stockholders of constituent corporations to a merger are required to vote upon such merger.  Section 251 the DGCL ("Section 251") governed the Merger and such section generally requires that a merger agreement be submitted for adoption by the stockholders of each constituent corporation.  Specifically, Section 251(c) provides in pertinent part that "[t]he agreement […] shall be submitted to the stockholders of each constituent corporation […] for the purpose of acting on the agreement").  8 Del. C. § 251(c)   Section 251 does not provide for the vote of stockholders of any corporation which is not a constituent corporation and, therefore, no vote of the Company's stockholders was required pursuant to the DGCL to effect the Merger.  Id.

An example of the recognition of this well settled principle is found in the seminal Delaware Supreme Court decision in Paramount, Inc. v. Time Inc., 571 A.2d 1140, 1146 (Del. 1989) in which the Court summarized the lack of a requirement of a stockholder vote of the non-constituent parent corporation in the context of triangular merger as follows:

The agreement called for Warner to be merged into a wholly-owned Time subsidiary with Warner becoming the surviving corporation. The common stock of Warner would then be converted into common stock of Time at the agreed upon ratio. Thereafter, the name of Time would be changed to Time-Warner, Inc.

The rules of the New York Stock Exchange required that Time's issuance of shares to effectuate the merger be approved by a vote of Time's stockholders. The Delaware General Corporation Law required approval of the merger by a majority of the Warner stockholders. Delaware law did not require any vote by Time stockholders.

(emphasis added)  Delaware law treatises acknowledge this same principle. see Balotti & Finkelstein, § 9.7-8 (noting with respect to triangular mergers that "[t]he stockholders of [parent company] do not have the right to vote on the merger, nor are they entitled to appraisal rights since [parent company] is not a constituent corporation"); 2 Edward P. Welch, Andrew J. Turezyn, Robert S. Saunders, Folk on the Delaware General Corporation Law § 251.3.3 (5th ed. 2009-2 Supp.) (noting that in a reverse triangular merger, "the stockholders of [parent company] will not have the right to vote on the merger or receive appraisal rights").  However, the Company, as the sole stockholder of EII, did need to adopt the Merger Agreement in order for Mergerco, as a constituent corporation, to meet its obligations under Section 251(c).  8 Del. C. § 251(c).

2.	Comment:

We note your response to comment 2 of our letter.  Please note that we are considering your response and may have further comments.

Response:

The Company notes that the Commission is considering the Company’s response to prior Comment 2, and that the Commission may have further comments.

3.	Comment:

We note your response to comment 3 of our letter.  Please note that we must review this information and we may have additional comments.

Response:

As permitted by Section (b)(2) of Item 13 of Schedule 14A, the Company has revised the Preliminary Information Statement to incorporate by reference to the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2009, which includes all financial and other information required by Item 13 of Schedule 14A relating to the Company, including MD&A disclosure.  The Company hereby confirms that such annual report will be mailed to the Company’s shareholders of record as an exhibit to the Information Statement.

4.	Comment:

We note your response to comment 4 of our letter.  Please note that we must review this information and we may have additional comments.

Response:

The Company continues to believe that it has provided all of the applicable disclosure required by Item 14 of Schedule 14A.

*   *   *   *   *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joseph J. Bianco

Joseph J. Bianco
Chairman and CEO

cc:           Stacie Gorman